

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via E-mail
Steven J. Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, TX 78704

> **Re:** **Chuy's Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 27, 2011**
> **File No. 333-176097**

Dear Mr. Hislop:

We have reviewed your responses to the comments in our letter dated October 17, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. Please remove the reference to the "Joint Book-Running Managers" and "Co-Managers" from the cover page.

Prospectus Summary, page 1

Business Overview, page 1

2. We note your response to our prior comments 6 and 10 and reissue in part. Please revise to remove the word "compelling" in the last sentence in the second paragraph on page one, the second sentence in the first complete paragraph on page four, the last sentence prior to the graphic on page 57, the second to the last sentence in the first complete paragraph on page 58 and the second sentence in the first complete paragraph on page 60. In addition, please revise to remove the word "significant" in the third sentence on page two, the title of the last paragraph on page two, the second complete sentence on page 58 and the title of the second to the last paragraph on page 58.

Our Business Strengths, page 2

Highly Experienced Management Team, page 3

3. We note your revised disclosure in response to our prior comment 17. Please revise to
    remove the word "highly" from this section. Please revise page 60 accordingly.

Dividend Policy, page 35

4. We note that you did not declare or pay dividends on your common stock during fiscal
    years 2009 and 2010. You also state that you do not anticipate paying any cash dividends
    in the foreseeable future. Please revise to discuss here the reasons for the $19 million
    dividend in May 2011.

Business, page 57

Restaurant Industry Overview, page 66

5. We note your revised disclosure in response to our prior comment 26. Please revise to
    clarify the percentage of restaurant industry sales that are attributed to commercial
    restaurant services. In addition, please define "non-commercial restaurant services."

6. Revise the last sentence of the second paragraph to provide balanced disclosure regarding
    your expectations related to the long-term demographic trends in the U.S. Please clarify
    that you cannot provide assurance that you will be able to benefit from the respective
    demographic trends.

7. We note your response to our prior comment 27 and reissue in part. Please balance your
    statement on page 67 that you "believe that many value-oriented concepts provide
    consumers an attractive alternative" by disclosing the trend that consumers continued "to
    trade down and trade out of full-service restaurants."

Principal and Selling Stockholders, page 76

8. Refer to footnote (4) of the selling shareholder table. We note that JP Morgan is an
    affiliate of registered broker-dealers. Please revise to clearly state in your prospectus:
    *   the selling shareholder purchased in the ordinary course of business and
    *   at the time of the purchase of the securities to be resold the selling shareholder
        had no agreements or understandings, directly or indirectly, with any person to
        distribute the securities.

    Alternatively, revise to state that the respective selling shareholder is a statutory
    underwriter.

Underwriting, page 107

9. Please indicate that the selling shareholders may be deemed underwriters with respect to the shares they are offering.

Report of the Independent Registered Public Accounting Firm

10. Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to indicate the report date for the disclosures included in Note 16 to the audited financial statements.

Financial Statements, page F-1

11. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Consolidated Statements of Income, page F-4

12. Please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering.

13. Please revise your statements of income for the latest fiscal year and subsequent interim period presented to disclose adjusted pro forma earnings per share giving effect to the number of shares whose proceeds would be required to fund the $19 million dividend payment and $2 million termination fee to be paid to the Sponsor in connection with the offering.

Notes to Consolidated Financial Statements, page F-7

Note 11. Stock-Based Compensation, page F-19

14. Please revise Note 11 to disclose the estimated fair value of your common shares at December 26, 2010 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 26, 2010. Note 5 to your interim financial statements should be similarly revised.

15. We note from your response to our prior comment 35 that the company's stock-based compensation grants during the last twelve months were valued based on a contemporaneous valuation prepared by a third party. We also note that the option

awards granted on January 1, 2011 at an exercise price of $3.93 per share were based in part on a contemporaneous valuation by the board of directors on December 31, 2010 which was then reconciled by the board to the December 31, 2010 contemporaneous valuation study from an independent valuation firm. Please tell us how the valuation of these options by the board of directors compared to the contemporaneous valuation study by the independent valuation firm and explain the facts or circumstances responsible for any differences. We may have further comment upon review of your response.

Other

16. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X.

17. Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Charles T. Haag, Esq.
        Jones Day